SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 5, 2007

_____________

STMicroelectronics N.V.

(Name of Registrant)

39, Chemin du Champ-des-Filles

1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

_____________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐            No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82- __________

Enclosure: A press release dated November 5, 2007 announcing STMicroelectronics and Nokia closed their agreement to collaborate in 3G technology development.

PR No C2553M

Nokia and STMicroelectronics close the agreement in

3G chipset development

ESPOO, FINLAND and GENEVA, SWITZERLAND, November 5, 2007 —Nokia (NYSE: NOK) and STMicroelectronics (NYSE:STM) today announced the closing of their deal, announced on August 8th, to deepen their collaboration on the licensing and supply of integrated circuit designs and modem technologies for 3G and its evolution.

The closing of the multifaceted agreement transfers a core part of Nokia’s Integrated Circuit (IC) operations to STMicroelectronics and positions ST to design and manufacture 3G chipsets based on Nokia’s modem technologies, energy management and RF (radio frequency) technology and to deliver complete solutions to Nokia and the open market. The agreement includes the transfer of approximately 185 highly-skilled engineers and other Nokia personnel in Finland and UK to STMicroelectronics. The transfer has been subject to a personnel consultation process required by local regulations.

As part of the arrangement, Nokia has awarded ST a design win of an advanced 3G HSPA (high-speed packet access) chipset supporting high data rates. This design win represents ST’s first complete 3G chipset.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

About STMicroelectronics

STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2006, the Company’s net revenues were $9.85 billion and net earnings were $782 million. Further information on ST can be found at www.st.com.

Media enquiries:

Nokia,

Corporate Communications

Tel. +358718034900

Email: press.office@nokia.com

www.nokia.com

STMicroelectronics,

Maria Grazia Prestini	Michael Markowitz
Senior Director	Director of Technical Media Relations
Corporate Media and Public Relations	Tel: +1 212 821 8959
Tel: +41 2 29 29 69 45	michael.markowitz@st.com

mariagrazia.prestini@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: November 5, 2007	By:	/s/ CARLO FERRO
Name: Carlo Ferro
Title: Executive Vice President and Chief Financial Officer